EXHIBIT 99.1
NewsRelease

TransCanada Authorizes Redemption of $200 Million Preferred Share Issue

CALGARY, Alberta – January 27, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that TransCanada PipeLines Limited (the “Company”) authorized the redemption of all of the Company’s four million outstanding 5.60 per cent Cumulative Redeemable First Preferred Shares Series Y (Series Y Shares) on March 5, 2014. The Series Y Shares will be redeemed at a price of $50 per share plus $0.2455 representing accrued and unpaid dividends to such redemption date. The total face value of the outstanding Series Y Shares is $200 million and they carry an aggregate of $11.2 million in annualized dividends.

Redemption of the Series Y Shares will be administered by Computershare Trust Company of Canada. The Series Y Shares trade on the Toronto Stock Exchange under the symbol TCA.Pr.Y.
The regular quarterly dividend of $0.70 per share for the period up to but excluding February 1, 2014 to be paid on February 3, 2014 to shareholders of record at the close of business on December 31, 2013 will be paid as previously announced.

The Series Y Shares will be delisted on or about March 5, 2014.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Quarterly Report to Shareholders dated November 4, 2013 and 2012 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522